August 12, 2024

Ryoji Baba
Chief Executive Officer
rYojbaba Co., Ltd.
4-3-1, Ohashi, Minami-Ku
Fukuoka-Shi, Fukuoka, 815-0033
Japan

       Re: rYojbaba Co., Ltd.
           Registration Statement on Form F-1
           Filed August 2, 2024
           File No. 333-281225
Dear Ryoji Baba:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Registration Statement on Form F-1, Filed August 2, 2024
Notes to Consolidated Financial Statements
Note 6. Intangible Asset, page F-14

1. Refer to your response to comment 2. Please explain why you used seven years as the estimated useful life of the customer relationships when your historical average service period for the ten contracts acquired was 4.2 years and did not discount the estimated future cash flows of the annual consulting fees in determining the acquisition price of these assets. Also, explain why you believe it is appropriate to amortize your customer lists over seven years and revise your disclosure accordingly. Refer to ASC 350-30.
2. Revise your table of estimated future amortization expense to reconcile to the net intangible assets of $2,093,974 at December 31, 2023.
 August 12, 2024
Page 2
General

3. We note that previous draft versions of this registration statement referred to employment agreements entered into with Ryoji Baba and Satoshi Saito on March 3, 2024. In this registration statement those references have been removed. If these employment agreements exist, please restore the disclosure and include them as exhibits. Alternatively, please explain why the disclosure is no longer needed.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Craig D. Linder